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                                                                    EXHIBIT 16.1



KPMG
400 Capitol Mall
Sacramento, CA 95814




                                                                January 19, 1999



Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Redding Bancorp and subsidiaries and, under the date of January 21, 1998, except as to note 12, which is as of June 16, 1998, we reported on the consolidated financial statements of Redding Bancorp and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997. On April 1, 1998, our appointment as principal accountants was terminated. We have read Redding Bancorp and subsidiaries' statements included under Item 14 of its Form 10 and we agree with such statements.

Very truly yours,



/s/ KPMG LLP